Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

November 23, 2015

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

PUBLICATION PURSUANT TO SECTION 10 PARA. 1 SENTENCE 1 IN CONJUNCTION WITH SECTIONS 29 PARA. 1, 34 ACCORDING TO THE GERMAN SECURITIES ACQUISITION AND TAKEOVER ACT (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Bidder:

Diebold, Incorporated

5995 Mayfair Road

P.O. Box 3077

North Canton, Ohio

United States

ISIN US2536511031

Target company:

Wincor Nixdorf Aktiengesellschaft

Heinz-Nixdorf-Ring 1

33106 Paderborn

Germany

registered in the commercial register of the local court Paderborn under HRB 6846

ISIN DE000A0CAYB2

The offer document will be published on the internet following clearance by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) at:

http://www.diebold.com/ under the section Investor Relations

Information on the bidder:

On November 23, 2015 Diebold, Incorporated (“Diebold”), decided to make a voluntary public takeover offer to all shareholders of Wincor Nixdorf Aktiengesellschaft with its registered office in Paderborn to acquire their no-par value bearer shares in Wincor Nixdorf Aktiengesellschaft, each representing a pro rata amount of the registered share capital of €1.00 (ISIN DE000A0CAYB2) (the “Wincor-Shares”, held by the “Wincor-Shareholders”).

Diebold offers for every Wincor Share €38.98 in cash (the “Cash Component”) and 0.434 common shares of Diebold (“Diebold Offer Shares”) (ISIN US2536511031) (the “Share Component”, together with the Cash Component the “Offer Consideration”).

The Offer Consideration is made subject to the minimum price for one Wincor Share to be communicated by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), without changing the economic value of the Offer Consideration to the detriment of the Wincor-Shareholders.

The public takeover offer will presumably be made subject to antitrust clearance, the declaration of effectiveness by the U.S. Securities and Exchange Commission of the registration statement (S-4) regarding the Diebold Offer Shares, a minimum acceptance rate of about 67.6% of the existing Wincor-Shares and further customary closing conditions. Otherwise, the public takeover offer will be made in accordance with the terms and conditions set out in the offer document. Furthermore, insofar as legally permissible, Diebold reserves the right to deviate in the final terms of the public takeover offer from the basic information described herein.

In addition, Diebold and Wincor Nixdorf Aktiengesellschaft have entered into a Business Combination Agreement setting out their common understanding as to the future strategy and structure of the combined company and other matters.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include a prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition a English language press release and its German language translation will be published via an electronically operated information distribution system in the United States.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

North Canton, November 23, 2015

Diebold, Incorporated

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